1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

June 1, 2011

VIA EDGAR

Brion R. Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:   PIMCO Funds (the “Registrant”)

         File Nos. 033-12113, 811-05028

Dear Mr. Thompson:

In a May 4, 2011 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 185 (“PEA 185”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “Securities Act”), as filed on March 9, 2011. PEA 185 was filed to register Institutional Class, Class P, Administrative Class, Class D, Class A, Class C and Class R shares of the PIMCO International Fundamental IndexPLUS™ TR Strategy Fund and PIMCO Small Company Fundamental IndexPLUS™ TR Strategy Fund, each a new series of the Registrant (each a “Fund,” collectively the “Funds”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

Prospectuses

Comment 1: The Staff believes Rule 35d-1 applies to a Fund’s use of “small company” and “index” in the Fund’s name, to the extent applicable. Please explain how the Funds’ current Principal Investment Strategies and the lack of an 80% test is consistent with Rule 35d-1.

Response: Previously, the Staff has given a similar comment to the Registrant’s Post-Effective Amendment No. 66, as filed on April 12, 2002.1 The Registrant reasserts its position, as

[1]

See Letter from Brendan C. Fox to Keith O’Connell, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 66, at 2 (June 19, 2002). See also Memorandum from Brendan C. Fox to Barry D. Miller (June 27, 2002) (explaining how a similarly named fund proposed to calculate compliance with the 80% asset test under the rule, if the rule applied to that fund).

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia   Princeton  San Francisco

Silicon Valley  Washington DC  EUROPE  Brussels  Dublin  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

Brion R. Thompson June 1, 2011 Page 2

advanced in detail in the Registrant’s response to the Staff’s previous comment to Post-Effective Amendment No. 66, that funds with names similar to the Funds are not subject to Rule 35d-1 because such fund names connote a proprietary investment strategy.

As discussed below, Registrant believes the Funds are not subject to Rule 35d-1. However, even if the rule does apply, Registrant believes the Funds comply with the rule. As you know, Rule 35d-1 provides that for purposes of Section 35(d) of the Investment Company Act of 1940 (“1940 Act”), a fund name may be materially deceptive and misleading if it suggests that the fund focuses its investments in a particular type of investment, unless the fund has adopted a policy to normally invest at least 80% of the value of its assets in the type of investments suggested by its name.

The term “IndexPLUS” has no commonly understood meaning to investors and does not suggest any particular type of investments. “IndexPLUS” is a trade name that was created to describe unique, proprietary investment strategies developed by Pacific Investment Management Company LLC (“PIMCO”), the investment adviser to the Funds. These investment strategies involve attempting to achieve the return of a specific asset class, as represented by a specific index, by investing in certain derivative instruments such as futures and swaps, and seeking a further return by actively managing a portfolio of fixed income securities that is also being used to cover the derivative instruments. PIMCO has for many years offered similar enhanced fixed income products under the “PLUS” name, most notably the PIMCO StocksPLUS series of the Registrant. Registrant believes that investors have come to associate PIMCO with these types of embedded fixed income strategies, and that apart from that connection, the term has no generally understood meaning to investors. As such, Registrant believes that the term designates a proprietary investment strategy, as opposed to a type of investment. Moreover, a Fund also uses “small company” in its name. In this regard, Registrant believes “small company” does not connote investment in a particular type of investment (i.e., small company stocks), but connotes the IndexPLUS proprietary investment strategy as applied to an index of small company issuers (i.e., a strategy of investing in derivatives backed by fixed income securities in seeking total return which exceeds that of the Russell 2000® Index, an index of small company issuers). The Commission and the Staff have noted that Rule 35d-1 does not apply to fund names that incorporate terms that connote investment strategies as opposed to investments.2

[2]

For example, terms such as “growth” and “value” connote investment strategies and are not subject to the rule. See “Investment Company Names,” Release No. IC-24828 (Jan. 17, 2001) at Sec. II.C.1 (“Release 24828”). See also Frequently Asked Questions About Rule 35d-1 (Dec. 4. 2001) at Question 8 (the term “tax-sensitive” connotes a type of investment strategy rather than a focus on a particular type of investment, and is not subject to the rule).

Brion R. Thompson June 1, 2011 Page 3

Notwithstanding Registrant’s belief that Rule 35d-1 does not apply, Registrant recognizes that a particular fund name may still be misleading under the antifraud provisions of the federal securities laws. The Commission and Staff have stated that in determining whether a particular name is misleading, the Division of Investment Management will consider whether a name would lead a reasonable investor to conclude that the fund invests in a manner that is inconsistent with the fund’s intended investments or risks of those investments.3 Under this standard, “IndexPLUS” and “Small Company” are not misleading. Each Fund will invest a small amount of its net assets in equity related derivative instruments and invest the remaining bulk of its net assets (generally greater than 95%) in fixed income instruments. However, the economic exposure of the Funds attributable to the derivative instruments is much greater than that attributable to the fixed income instruments. At least 80% (and usually more) of the economic exposure and risk of an investment in the Funds will be attributable to the performance of derivative instruments related to a small company stock index or international stock index, as applicable.

Even if the Staff were to disagree with Registrant’s position that the rule does not apply, Registrant believes that the Funds comply with the rule. As you know, the Commission has stated that in appropriate circumstances, funds may use synthetic instruments in the 80% basket under the rule if they have economic characteristics similar to securities included in that basket.4 As noted above, the Funds’ investments in equity derivatives are structured such that more than 80% of the economic exposure of the Funds is linked to investments suggested by their names.

Comment 2: The first sentence of each Fund’s Principal Investment Strategies states the Fund seeks total return which exceeds that of an index by investing in derivatives on a second index backed by Fixed Income Instruments, which may be represented by forwards or derivatives such as options, futures contracts or swap agreements. If the Funds adopt an 80% test, as proposed by the Staff in the previous comment, explain how derivatives, and in particular swap agreements, are counted towards the Fund’s compliance with the 80% test. If an 80% test is not adopted, explain how derivatives are counted generally (i.e., notional value, market value, etc.)

Response: The Funds have not adopted an 80% test pursuant to Rule 35d-1 for the reasons provided in response to comment 1. The Funds will typically measure each derivative instrument at market value, although the Funds may measure derivatives by different means, including notional value, for certain compliance tests. For additional information regarding how the Fund values its derivative investments generally, please see the “How Fund Shares Are Priced” section

[3]	Id.

[4]	See Release 24828 at n.13.

Brion R. Thompson June 1, 2011 Page 4

of the prospectus, which describes the process by which the Funds value various portfolio holdings, including derivatives.

Comment 3: Add disclosure of the market capitalization range of the (i) Enhanced RAFI® (eRAFI) Small Company Fundamental Index and (ii) eRAFI Developed ex-U.S. Fundamental Index, each as of a recent date.

Response: Comment accepted. As of April 30, 2011 the Enhanced RAFI® (eRAFI) Small Company Fundamental Index is comprised of stocks with a market capitalization ranging from $650 million to $8 billion. As of April 30, 2011 the eRAFI Developed ex-U.S. Fundamental Index is comprised of stocks with a market capitalization ranging from $210 million to $214 billion. Corresponding disclosure will be added to each Fund’s Principal Investment Strategies.

Comment 4: It appeared to the Staff that each Fund will invest in Fixed Income Instruments in seeking the Fund’s investment objective of “total return which exceeds that of its benchmark.” Therefore, the Staff planned to ask how investing in Fixed Income Instruments provides the returns of a Fund’s benchmark, which is an equity index. Upon further discussion with you, including the explanation of each Fund’s Principal Investment Strategies that you provided on our call, confirm that each Fund will invest in Fixed Income Instruments as backing for the Fund’s derivatives and that it is the derivatives through which the Fund seeks total return which exceeds that of the Fund’s benchmark equity index.

Response: Confirmed. Each Fund seeks total return which exceeds that of its benchmark index, by investing under normal circumstances in derivatives based on a different index, backed by a diversified portfolio of short to intermediate duration Fixed Income Instruments. As explained in response to comment 1, the IndexPLUS series of funds, including the Funds, employ a proprietary investment strategy that involves attempting to achieve the return of a specific asset class, as represented by a specific index, by investing in certain derivative instruments such as futures and swaps, and seeking a further return by actively managing a portfolio of fixed income securities that is also being used to cover the derivative instruments.

Comment 5: The Funds’ Principal Investment Strategies indicate each Fund typically will seek to gain exposure to an index by investing in total return swap agreements. Add disclosure regarding swap counterparties, specifically the maximum asset exposure a Fund may have to a single swap counterparty.

Response: There are no pre-set limitations on the Funds’ maximum asset exposure to a single swap counterparty, however, the Funds will abide by applicable legal and regulatory limitations restricting the Funds’ exposure to a single swap counterparty. For example, if a swap

Brion R. Thompson June 1, 2011 Page 5

counterparty is deemed the issuer of a swap, the Funds will comply with 1940 Act Section 12(d)(3) and Section 5(b)(1) limitations to the extent applicable. The Funds will enter into swap agreements only with counterparties that meet certain standards of creditworthiness, as determined by PIMCO. Registrant notes that the Funds have included detailed risk disclosure relating to the credit risk posed by swap counterparties. For example, each Fund has included “Credit Risk” and “Derivatives Risk” as principal risks of investing in the Fund. The Funds’ “Credit Risk” disclosure includes the following language:

The Fund could lose money if the issuer or guarantor of a fixed income security (including a security purchased with securities lending collateral), or the counterparty to a derivatives contract, repurchase agreement or a loan of portfolio securities, is unable or unwilling, or is perceived (whether by market participants, ratings agencies, pricing services or otherwise) as unable or unwilling, to make timely principal and/or interest payments, or to otherwise honor its obligations.

Furthermore, the Funds’ “Derivatives Risk” disclosure addresses credit risk as follows:

Credit Risk. The use of a derivative instrument involves the risk that a loss may be sustained as a result of the failure of another party to the contract (usually referred to as a “counterparty”) to make required payments or otherwise comply with the contract’s terms. Additionally, credit default swaps could result in losses if the Fund does not correctly evaluate the creditworthiness of the company on which the credit default swap is based.

Accordingly, Registrant believes the Funds current risk disclosure sufficiently addresses the risks posed by swap counterparties.

Comment 6: The PIMCO Small Company Fundamental IndexPLUS™ TR Strategy Fund’s Principal Investment Strategies states “PIMCO facilitates the Fund’s use of the eRAFI Small Company Fundamental Index derivatives by providing model portfolios of the eRAFI Small Company Index securities to the Fund’s swap counterparties, so that the counterparties can provide total return swaps based on the eRAFI Small Company Fundamental Index to the Fund.” Reword this sentence for plain English readability.

Response: Comment accepted. The sentence will be revised to state “PIMCO facilitates the Fund’s use of the eRAFI Small Company Fundamental Index derivatives by providing a model portfolio of the eRAFI Small Company Fundamental Index to the Fund’s swap counterparties, who in turn are able to provide total return swaps based on the eRAFI Small Company Fundamental Index to the Fund.”

Comment 7: The Funds’ Principal Investment Strategies states the Fund may engage in short sales. Explain why short sales are an appropriate strategy for the Funds.

Brion R. Thompson June 1, 2011 Page 6

Response: A Fund may make short sales as part of its overall portfolio management strategies or to offset a potential decline in value of a security. The Funds may enter into short sales, if any, as a hedging technique. A short sale involves the sale by the Fund of a security that it does not own with the hope of purchasing the same security at a later date at a lower price. A Fund may also enter into a short position through a forward commitment or a short derivative position through a futures contract or swap agreement. If the price of the security or derivative has increased during this time, then the Fund will incur a loss equal to the increase in price from the time that the short sale was entered into plus any premiums and interest paid to the third party. The Funds may engage in short selling to the extent permitted by the 1940 Act and rules and interpretations thereunder and other federal securities laws.

Statement of Additional Information

Comment 8: Investment Restrictions. There is a sentence on page 55 within the “Investment Restrictions” section that states, “[i]n the case of privately issued mortgage-related securities, or any asset-backed securities, the Trust takes the position that such securities do not represent interests in any particular ‘industry’ or group of industries.” Revise or delete this sentence as it is inconsistent with the Staff’s view that these securities are part of an industry or a group of related industries.

Response: The Registrant notes that the Staff has previously given this comment to the Registrant’s Post-Effective Amendment No. 174, as filed on May 27, 2010. The Staff has also given this comment to several of the Registrant’s other post-effective amendments and to affiliated registrants’ post-effective amendments. The Registrant’s response is substantively similar to the response provided to the comment on Post-Effective Amendment No. 174.5 For the Registrant’s most recent position and analysis in response to the Staff’s comment, please see the Letter from J. Stephen King, Jr., PIMCO, to Brion R. Thompson, Division of Investment Management, SEC (March 10, 2011).

Summary Prospectuses

Comment 9: If the Funds will file a summary prospectus that incorporates other documents by reference, provide an example of the legend a Fund intends to use at the beginning of the summary prospectus. It is the Staff’s view that the summary prospectus legend may only incorporate by reference the Fund’s Statutory Prospectus, Statement of Additional Information

[5]	See Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 174 (July 26, 2010).

Brion R. Thompson June 1, 2011 Page 7

and Form N-1A Item 13 Financial Highlights Information, but not other information from the Fund’s shareholder reports.

Response: As the Funds are new series of the Registrant that have not yet commenced operations, the Funds do not currently have a shareholder report to incorporate by reference into a Fund’s summary prospectus. The Registrant intends to use the following legend in each Fund’s initial summary prospectus:

Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks. You can find the Fund’s prospectus and other information about the Fund online at http://investments.pimco.com/prospectuses. You can also get this information at no cost by calling 1-800-927-4648 or by sending an email request to Orders@MySummaryProspectus.com. The Fund’s prospectus, dated June 1, 2011 and Statement of Additional Information, dated July 31, 2010, each as supplemented, are incorporated by reference into this Summary Prospectus.

The Registrant respectfully notes that each Fund reserves the right to incorporate by reference into its summary prospectus any information from the Fund’s reports to shareholders under Rule 30e-1 that the Fund has currently incorporated by reference into the Fund’s Statutory Prospectus, as expressly permitted by Rule 498(b)(3)(ii), provided the Fund complies with each provision of Rule 498(b)(3)(ii)(A)-(C).

*                    *                     *

In addition to these comments, you requested that the Registrant make certain representations concerning PEA 185 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

Brion R. Thompson June 1, 2011 Page 8

cc:	J. Stephen King, Jr., Pacific Investment Management Company LLC
Audrey L. Cheng, Pacific Investment Management Company LLC
Brendan C. Fox, Dechert LLP

EXHIBIT

PIMCO Funds

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

June 1, 2011

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”) (File Nos. 33-12113, 811-05028)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Post-Effective Amendment No. 185 to the Registrant’s registration statement under the Securities Act of 1933, as filed on March 9, 2011 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Adam T. Teufel at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow
Vice President

cc:	Brendan C. Fox
Adam T. Teufel
J. Stephen King, Jr.
Audrey L. Cheng